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                                                                    EXHIBIT 99.1



                            Contact:     Robert L. de Bakker     +31 30 229 8540
                                         Mary Jo Dieckhaus       +1 212 986 2900

                             ASM INTERNATIONAL N.V.
                 CONFIRMS SOLID FIRST QUARTER SALES EXPECTATIONS
               BUT TEMPERS BUSINESS OUTLOOK FOR REMAINDER OF 2001

BILTHOVEN, THE NETHERLANDS, March 26, 2001 --- ASM International N.V., (NASDAQ, symbol ASMI, and Euronext Stock Exchange in Amsterdam, symbol ASM) the Netherlands-headquartered semiconductor capital equipment supplier, commented today on expectations for the first quarter ending March 31st and full-year 2001.

Despite a negative industry environment, ASMI has been able to secure recently several major design wins from top-tier customers for its products. This represents major opportunities to increase market shares in the near future, but does not create significant short-term sales potential.

The present economic situation will have a negative bearing also on ASMI in 2001. The Back-end segment of ASMI activity has been affected first, and at this point in time, there is no clear signal that the correction is over for this part of the market. The Front-end business - as with all other equipment suppliers - has seen some reschedules and cancellations, which will have the most impact on the second half of the year. Visibility, in terms of future billings, is very short for the Back-end and limited, at best, for the Front-end.

ASMI is therefore no longer confident that net sales and net earnings levels will be approximately equal to last year's, as stated on February 12, 2001. Current expectations indicate that, in some segments, the 2001 market will contract with an estimated 20 percent or more when compared to the year 2000. After a first quarter clearly above the comparable quarter of last year, ASMI's sales for the remainder of 2001 will follow the reduced market volume.

This current outlook for the full year 2001 could fluctuate in either direction as the year progresses, and ASMI is prepared to react to any change in market demand. To protect the bottom line, expense reductions and headcount freezes have been put in place. Capital spending programs are also scrutinized. ASMI is ready to implement further measures, if circumstances warrant them.

The recent wins from top-tier customers for ASMI's low-k dielectric film, 300mm vertical furnace, Atomic Layer CVD Polygon tool, selective and SiGe epitaxy as well as the revolutionary Levitor RTP tool have been very promising; and further inroads will be made by these tools. Not only is ASMI well positioned to gain market share this year, in what could be a down market, but also to significantly increase penetration of its 300mm lines in 2002.


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ASM International N.V. is headquartered in Bilthoven, the Netherlands. ASM
International's subsidiaries design, manufacture and market equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing, assembly and packaging through their facilities in the United States, Europe, Japan and Asia. ASM International's common shares trade on NASDAQ (symbol ASMI) and the Euronext Stock Exchange in Amsterdam (symbol ASM). Additional information can be found on ASMI's web site at http://www.asm.com.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: The statements regarding orders, earnings development and the effects of research and new products on ASMI's future, and other matters discussed in this statement, except for any historical data, are forward-looking statements. The Company assumes no obligation to update any forward-looking statement. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions in the semiconductor industry, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, risk factors related to litigation and other risks indicated in filings from time to time with the SEC and Stock Exchange Authorities.

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